

April 5, 2010

Mr. Peter Tiedemann
Chief Financial Officer
Olympus Pacific Minerals Inc.
10 King Street East, Suite 500
Toronto, Ontario
Canada, M5C 1C3

> **Re:** **Olympus Pacific Minerals Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 20-F/A no. 1 for the Fiscal Year Ended December 31, 2008**
> **Filed February 3, 2010**
> **Response letter dated February 2, 2010**
> **File No. 000-52324**

Dear Mr. Tiedemann:

    We have reviewed your amended filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Form 20-F/A no. 1 for the Fiscal Year Ended December 31, 2008

General

1.   We understand from your February 2, 2010 response letter that you would prefer to limit compliance with our prior comments relating to financial statement matters to future filings. Unfortunately, the extent of errors in your financial statements, and the missing and inaccurate disclosures warrant an amendment to your Form 20-F.

Please revise your Form 20-F as necessary to comply with the prior comments and the additional comments in this letter. Please contact us by telephone if you wish to submit a draft amendment to your Form 20-F in advance of filing to make the necessary arrangements.

In either case, the amendment should include error correction disclosures in your financial statements covering all material revisions, and an explanatory paragraph at the forepart of the document, stating the reasons for the amendment and directing readers to those sections where further details are provided.

Please include a marked amendment to the Form 20-F with your response.

Major Shareholders and Related Party Transactions, page 69

2.   You indicate that you are unaware of the beneficial owner of the 38.6% of your shares held by Dragon Group. However, we note the disclosure on page 22 of the January private placement with Dragon Capital Markets Limited, including the finder's fee paid to them. Explain to us why you are unaware of that information given your transactions with them and what steps you have taken to secure that information. Provide us with copies of the agreement underlying the January purchase.

Controls and Procedures, page 83

Management's Annual Report on Internal Control Over Financial Reporting

3.   We note you have revised your management's report on internal control over financial reporting and have deleted the statement as to whether or not your internal control over financial reporting is effective. Please revise your disclosure as necessary to comply with Item 15T(b)(3) of Form 20-F.

Financial Statements

Note 16 - Differences from Generally Accepted Accounting Principles, page F-23

a) Exploration and Development Expenditures, page F-24

4.   In your response to prior comment 15 you describe your accounting policy for mineral property costs under U.S. GAAP, indicating that you capitalize exploratory drilling and related costs including costs of converting mineral resources into a proven and probable reserves when you believe it is probable that such a conversion will take place.

Under U.S. GAAP exploration costs are generally those incurred to search for reserves and to establish reserves beyond those already found, and should always be expensed as incurred. We do not believe you are able to appropriately capitalize such costs under U.S. GAAP based on an assessment of the likelihood that you will be successful in your efforts. As such, the costs of converting resources to reserves would be expensed as exploration costs under U.S. GAAP.

As for the costs of obtaining greater definition of an ore body that is already classified as proven or probable reserves, these would generally be characterized as development costs and capitalized under U.S. GAAP.

Please expand your accounting policy disclosure to further clarify your handling of exploration and development costs, and to address your accounting for mineral property acquisition costs under U.S. GAAP. Please submit the revisions to your U.S. GAAP reconciliation necessary to comply with this guidance.

b) Production Start Date, page F-24

5.   In your response to our prior comment 16, you refer to the accounting guidance in EITF 04-6 and determine that it is appropriate to net the de minimus sales ($1,514,989) and the related cost of sales ($1,121,557) to development expenditures as the gold was discovered prior to production. Please note the guidance in EITF 04-6 relates to accounting for stripping costs incurred during production and is not applicable to revenue earned and recognized during the pre-production stage. Under U.S. GAAP, income from the sales of mineral products during the pre-production stage should be reported on your Consolidated Statements of Operations. Please submit the revisions to your U.S. GAAP reconciliation necessary to comply with this guidance. We re-issue prior comment 16.

Engineering Comments

6.   We note your response to prior comment 20 in which you indicate that you provided the information requested in your amended filing. However, the metallurgical recovery used to determine your reserves is stated to be under development and the commodity prices appear to be annual averages. Please state the metallurgical recovery and metal prices used to determine your reserves as of December 31, 2008. We believe that the three-year trailing average commodity prices, which coincide with your 2006, 2007, and 2008 fiscal years, are appropriate for your reserve estimates under Industry Guide 7.

Mr. Peter Tiedemann
Olympus Pacific Minerals Inc.
April 5, 2010
Page 4

7.   We note your response to prior comment 21 in which you state that the annual
        production is reported under Operating and Financial Review and Prospects.
        However, there are other aspects of the comment that you have not addressed.
        Given that your current reserve estimate is based on a roll-forward of an earlier
        reserve estimate, we believe that you should add disclosure clarifying how actual
        production for each period subsequent to your latest feasibility study compares to
        the reserves that you estimated to exist in the areas mined during such periods, as
        reflected in your feasibility study. In other words, please use the fixed volume of
        your mining activity for the period and contrast the actual production to a
        tabulation of materials as predicted by your geologic model.

        We suggest that you present this information in a table and include a narrative
        adjacent to the table explaining the reasons you believe that account for any
        material variations. Please also describe any adjustments that you have made to
        your reserve estimates, including actual production, to address such variations.
        However, if there have been material variations and your current reserve estimates
        do not reflect any adjustments beyond actual production, please disclose the
        implications on the accuracy of your reserve estimates.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Joanna Lam at (202) 551-3476, Jenifer Gallagher at (202) 551-
3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding
comments on the financial statements and related matters. You may contact Ken Schuler
Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please
contact John Lucas at (202) 551-5798, or me at (202) 551-3745 with any other questions.

                                        Sincerely,

                                         H. Roger Schwall
                                        Assistant Director